Exhibit 99.1

ChinaCache to Hold 2012 Annual General Meeting on July 2, 2012

BEIJING, China May 14, 2012 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of internet content and application delivery services in China, announced today that it will hold its 2012 annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on July 2, 2012 at 10:00 a.m. (Hong Kong time).

Holders of record of ordinary shares of the Company at the close of business on May 15, 2012 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Citibank, N.A.

The notice of the annual general meeting, which sets forth the resolution to be submitted for shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.chinacache.com. ChinaCache has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission. ChinaCache’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by writing to Bowen Liu, Director of Investor Relations, ChinaCache International Holdings Ltd., 6/F Block A, Galaxy Plaza, No. 10 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100015, the People’s Republic of China, or by email to ir@chinacache.com.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and to improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

For investor and media inquiries please contact:

Mr. Bowen Liu

Director of Investor Relations

ChinaCache International Holdings

Tel:  +86 (10) 6437 3399

Email: ir@chinacache.com